GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166

Spencer G. Feldman
(212) 801-9221
E-mail: feldmans@gtlaw.com

August 3, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Registration Statement on Form S-1 filed June 6, 2012,
as amended by Amendment No. 1 filed on July 18, 2012
and Amendment No. 2 filed herewith
File No. 333-181916

Ladies and Gentlemen:

On behalf of IZEA, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 2 to the captioned Registration Statement on Form S-1, No. 333-181916 (the “Amendment”), for the registration of shares of the Company's common stock under a “primary” public offering prospectus and a “secondary” selling stockholder resale prospectus, and one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter dated July 26, 2012.

Courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Jessica Plowgian, Esq.) in the review of the foregoing documents.

To facilitate the staff's review, the Commission's comments precede each of the Company's responses. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment.

General
1.We note the disclosure on page 9 and elsewhere in your prospectus that 9,654,063 shares of common stock may become issuable upon the conversion of your convertible promissory notes with principal amounts totaling $625,000, as well as your intent to repay a portion of that debt from the net proceeds of this offering. Please expand your disclosure on this page, in your dilution section, in the risk factor on page 18 and in any other applicable section of your prospectus to clarify that the promissory note issued on May 4, 2012 will automatically convert into shares of your common stock if you complete a public offering of your securities for gross proceeds of not less than $10,000,000. Your revised disclosure should indicate the number of shares of your common stock that may be issued upon the conversion of that note.

Response: As requested by the staff, disclosure has been added on pages 9, 18, 56 and throughout the Amendment to make clear that the Company's May 4, 2012 promissory note is automatically convertible into shares of its common stock upon the completion of the public offering.

2.Please revise your artwork to clarify that the statement regarding your status as “pioneers” in the industry is your belief.

Response: As requested by the staff, the Company modified its artwork for the inside front cover page of the prospectus.

Prospectus Summary, page 1
3.     Please revise the graphics on page 3 to clarify that the “legal” compliance you provide is FTC legal compliance.

Response: As requested by the staff, the graphics on pages 3 and SS-3 have been revised to clarify that the legal compliance the Company provides is “FTC legal compliance.”

“Our promissory notes have a future determined conversion price...” page 18
4.     In order to provide context for your reference to possible dilution, revise your disclosure to state the number of shares of stock currently outstanding and that are anticipated to be outstanding upon conclusion of this offering.

Response: In response to the staff's comment, disclosure has been added to state the number of shares of common stock currently outstanding and that are anticipated to be outstanding upon completion of the public offering (assuming the May 4, 2012 promissory note is automatically converted at such time). See pages 18 and SS-18.

Use of Proceeds, page 23
5.    We note the disclosure in the chart that you will apply $550,000 of your net proceeds from this offering to paying your outstanding promissory notes. However, the footnote to this table indicates that you will utilize approximately $628,000 of the net proceeds to repay these notes. Please revise or advise.

Response: Footnote (5) under Use of Proceeds has been corrected to indicate that only the $550,000 senior secured promissory note is being repaid from the net proceeds of the public offering. See page 23.

Revenues..., page 27
6.    We note your response to comment 19 from our letter dated July 3, 2012 as well as your disclosure on page 36 that revenue from your PayPerPost and InPost Links platforms is expected to decline as a percentage of your total revenue and that these platforms are not the focus of your business going forward. We further note that these platforms represented 30% of your revenues for the fiscal year ended December 31, 2011. Please expand your disclosure in this section to address whether you expect a continued decline in the total amount of revenue attributed to these platforms. Your disclosure should discuss the impact such reduced revenue may have on your ability to increase revenue in 2012.

Response: As requested by the staff, expanded disclosure has been added to pages 27 and SS-24 to address the expected decline in amount and percentage of total revenue attributable to the Company's legacy platforms while at the same time increasing total revenue by over 100% in 2012.

7.    We note your response to comment 20 from our letter dated July 3, 2012. Please expand your disclosure to include the information contained in your response in the prospectus.

Response: As requested by the staff, disclosure with respect to “customer conversions” (from the response to comment 20 of the staff's letter dated July 3, 2012) was revised to state "customers starting campaigns" on pages 27 and SS-24.

Our Platforms, page 35
8.    We note your references throughout this section to competitors' services and products. Please revise your disclosure to clarify how your products and services are similar to and distinguishable from the competitors' products identified herein.

Response: As requested by the staff, disclosure has been added to clarify how the Company's products and services are similar to and distinguishable from its competitors' products. See pages 35 and SS-32.

9.    Please expand your disclosure to briefly explain, with respect to each platform, how you derive revenue from the relevant products and services. For example, explain how you derive revenue from the Staree platform. Disclose what portion of revenue generated from your IZEAMedia platform you share with the publishers who display the advertising on their blogs. Disclose if and how the 50 million impressions per month on IZEAMedia relate to the revenue you receive from advertisers.

Response: In response to the staff's comment, please see pages 35 and SS-32 for expanded disclosure on how the Company derives revenue from its products and services. The discussion regarding IZEAMedia was moved under "Revenue Model" on pages 41 and SS-38 as this it relates to a form of revenue within our platforms rather than a new platform. We also expanded discussion regarding IZEAMedia under Revenues in "Management's Discussion and Analysis" on pages 27 and SS-24. The term 50 million impressions was changed to state "50 million advertising displays" to provide greater clarity and understanding of how it ties into the revenue discussion on pages 41 and SS-38.

10.    Please expand your disclosure to clarify your reference to the “targeted display advertising” used on your IZEAMedia platform. In addition, we note your reference on page 27 to placement of this advertising on certain IZEA “online properties.” Identify these properties.

Response: As requested by the staff, the Company has clarified “targeted display advertising” and identified “online properties” on pages 41 and SS-38.

11.    Please expand your disclosure to clarify how Staree helps individuals “better monetize” their content. Indicate when you anticipate expanding the release of this platform.

Response: In response to the staff's comment, language has been added to pages 36 and SS-33 to clarify how Staree helps individuals monetize their content and when the Company anticipates expanding the release of Staree.

12.    We note your disclosure on page 36 that SocialSpark, SponsoredTweets and WeReward together represented 70% and 78% of total revenue in the year ended December 31, 2011 and the three months ended March 31, 2012. You also indicate that Pay PerPost and InPost Links represented 30% and 14% of your total revenue for the same periods. It appears that these amounts would equal greater than 100% of your revenue for the three months ended March 31, 2012. We also note that these percentages appear to be inconsistent with the percentages provided in response to comment 27 from our letter dated July 3, 2012. Please revise or explain. In addition, please revise your disclosure on page 36, if true, to clarify that the percentages of revenue disclosed for these platforms includes both sponsored revenue and service fee revenue attributable to the relevant platforms.

Response: Total revenue percentages for the 5 platforms discussed in the Statement's disclosure total 100% for the year ended December 31, 2011 and 92% for the three months ended March 31, 2012. The revenue percentage disclosures in the Statement refer to total revenue (as reported our Consolidated Statements of Operations) which includes both sponsored revenue and service fee revenue. The Company has revised the disclosure on pages 36 and SS-33 to further clarify that total revenue includes both sponsored revenue and service fee revenue attributable to the relevant platforms.

The percentage disclosures in the response to comment 27, reported the percentage of only sponsored revenue by all of the Company's platforms. The following table shows the percent of total revenue by all platforms:

Platform	December 31, 2010	December 31, 2011	March 31, 2012
InPostLinks	23.0%	9.7%	3.4%
PayPerPost	23.7%	19.9%	10.4%
Sponzai	—%	0.2%	—%
Social Spark	26.6%	34.0%	44.7%
Sponsored Tweets	25.5%	35.1%	33.1%
We Reward	1.2%	1.1%	0.4%
IZEA Media	—	—	3.8%
Misc	—	—	4.2%

Revenue Model, page 41
13.    We note your response to comment 28 from our letter dated July 3, 2012. Please further explain to what the minimum balance thresholds relate. For example, do they represent a minimum order from an advertiser that a publisher must complete before cashing out?

Response: As requested by the staff, the Company further expanded disclosure related to its minimum balance thresholds on pages 41 and SS-38 as follows: "Service fees to publishers include upgrade account fees for obtaining greater visibility to advertisers in advertiser searches in our platforms, early cash out fees if a publisher wishes to take proceeds earned for services from their account when the account balance is below certain minimum balance thresholds and inactivity fees for dormant accounts. We set certain minimum cash out balance thresholds, typically $50, in order to encourage publisher cooperation that will enable us to better manage the time, Paypal fees and administrative costs that are associated with each cash out by publishers. Once a publisher's account balance exceeds the minimum balance, they can request to be paid without incurring a fee."

Government Regulation, page 43
14.    We note your response to comment 6 from our letter dated July 3, 2012 and your revised disclosure on page 2 stating that in all platforms advertisers have the ability to review the publishers' content prior to publishing. However, your disclosure on page 44 indicates that advertisers only have the ability to review their sponsored content before it is published and request a change prior to publication in the case of SponsoredTweet and SocialSpark. Please explain.

Response: Revised disclosure is provided on pages 2 and SS-2 to clarify that only the SocialSpark and SponsoredTweets platforms provide for the ability to review publishers' content prior to publishing. All the other platforms provide for a review after the content is published.

15.    We note your response to comment 33 from our letter dated July 3, 2012. Please explain how the FTC Survival Guide is “widely disseminated among [y]our platform users” as disclosed on page 44, or revise your disclosure to clarify whether and how you direct your advertisers and publishers to your website for this information.

Response: The Company does not distribute or specifically direct users to the FTC Survival Guide. Therefore, the disclosure language on pages 45 and SS-42 was modified to clarify that the Company's FTC Survival Guide for its platform users is available on its corporate website.

Concluding Note

Requests for acceleration of the effectiveness of the Registration Statement will be submitted by the Company and the underwriter as soon as the staff of the Commission has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. The request of the underwriter will include the representation from them with respect to compliance with Rule 15c2-8. A copy of the letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the initial public offering will be forwarded to the staff immediately upon its receipt. We believe that all supplemental information previously requested by the staff has been provided.

If at all possible, the Company respectfully requests the staff to review the Amendment to accommodate the Company's and he underwriter's proposed timetable to commence a roadshow on Monday, August 6, 2012.

Should any member of the Commission's staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact Donna Mackenzie, the Company's Chief Financial Officer, at (407) 674-6911, or me at (212) 801-9221.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:    Jessica Plowgian, Esq., Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Ms. Leigh Ann Shultz, Staff Accountant
Mr. Carlos Pacho, Senior Assistant Chief Accountant
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

Ms. Donna Mackenzie, Chief Financial Officer
IZEA, Inc.